United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 12b-25

SEC File Number: 000-55055

CUSIP Number: 44248X 107

NOTIFICATION OF LATE FILING

(Check one):   ☐ Form 10-Q

☐ Form 20-F

☐ Form 11-K

☒  Form 10-K

☐ Form 10-D

□

Form N-SAR

☐ Form N-CSR For Period Ended: December 31, 2015

☐

Transition Report on Form 10-K

☐

Transition Report on Form 20-F

☐

Transition Report on Form 11-K

☐

Transition Report on Form 10-Q

☐

Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein . If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: EXPLANATORY  NOTE

Hoverink Biotechnologies, Inc.. (the “Company” ) filed a Form 12b-25 on 3/28/2016 (the “Initial Filing”) with respect to its Form 10-K for the fiscal year ended Dec 31, 2015 (the “Form 10-K”). The Company had originally filed the 12b-25 for an extension on 3/28/2016. Although the Company is continuing to work diligently on the Form 10-K, they believe more time is needed to finalize the Form 10- K, and as a result, they are amending the Initial Filing to claim the 12b-25 extension from the extended date.

PART I -- REGISTRANT INFORMATION

Hoverink Biotechnologies, Inc.

 Full Name of Registrant

   Hoverink International Holdings, Inc.

Former Name if Applicable

1801 Century Park East., 24th Floor

Los Angeles, California 90067

PART II -- RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)

☒

(a)

The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

There will be a delay in filing the Company’s Annual Report on Form 10-K for the period ended December 31, 2015, because the Company needs additional time to complete the report and its auditors need additional time to complete the review of the Company’s financial statements for the period ended December 31, 2015. While the Company hopes to complete and file the Report on or before the fifteenth calendar day following the prescribed due date, there can be no guarantee that it will be able to do so.

PART IV -- OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Debbie Carter	866	443-4666
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒  Yes    ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

□  Yes    ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Hoverink Biotechnologies, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized. Date: November 6, 2017

By:  /s/ Debbie Carter

Name: Debbie Carter

Title: CEO

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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